

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

Rajesh C. Shrotriya, M.D.
Chairman of the Board, Chief Executive Officer and President
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

> **Re: Spectrum Pharmaceuticals, Inc.**
> **Schedule 14A**
> **Filed April 12, 2011**
> **File No. 001-35006**

Dear Dr. Shrotriya,:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director